Exhibit 5.1

DANIEL H. LUCIANO

------------

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND

TELEPHONE

908-832-5546

NEW JERSEY BARS

FACSIMILE

908-832-9601

January 23, 2017

Board of Directors

Bylog Group Corp.

84/1 Bilang, Hutan #402, Liaoning Province

Dalian City, District ZhongShan 116013

Re:    Opinion of Counsel

Form S-1 Registration Statement

Ladies and Gentlemen:

I have acted as special counsel to Bylog Group Corp., a Nevada corporation (the “Company”), in connection with the Company’s registration statement on Form S-1 (the “Registration

Statement ”), to be filed with the Securities and Exchange Commission (the “Commission”)

under the Securities Act of 1933, as amended (the “Securities Act ”), relating to the issuance and sale of 9,000,000 shares of common stock of the Company, par value $0.001 per share (the

“Common Stock ”), issued by the Company.

In connection with this opinion, I have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement, including the form of prospectus included therein, the exhibits therein and the documents incorporated by reference therein, (ii)

the Company’s certificate of incorporation, as amended to date, (iii) the Company’s by-laws, as amended to date, and (iv) certain resolutions of the Board of Directors of the Company. I have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, certificates and records as I have deemed necessary or appropriate, and I have made such investigations of law as I have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, I have assumed and have not verified (i) the genuineness of the signatures on all documents that I have examined, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents supplied to us as originals and (iv) the conformity to the authentic originals of all documents supplied to us as certified or photostatic or faxed copies.

Based upon and subject to the foregoing and subject also to the limitations, qualifications,

BYLOG Group Corp.

Opinion of Counsel

exceptions and assumptions set forth herein, I am of the opinion that the Common Stock (i) have been duly and validly authorized for issuance and (ii) when issued pursuant to the Registration

Statement, will be validly issued, fully paid, and non-assessable.

I offer my opinion based upon the Nevada Revised Statutes. I express no opinion other than as to the federal laws of the United States of America and the Nevada Revised Statutes. I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to this firm under the caption “Legal Matters” in the prospectus included in the Registration

Statement. In giving this consent, I do not admit that I am an “expert” under the Securities Act or under the rules and regulations of the Commission relating thereto with respect to any part of the

Registration Statement.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano